RICHARDSON
& ASSOCIATES
ATTORNEYS AT LAW
--------------------------------------------------------------------------------

                                December 14, 2007



VIA EDGAR CORRESPONDENCE


United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attention:     Katherine Wray

         RE: PRELIMINARY INFORMATION STATEMENT ON SCHEDULE 14C FILED NOVEMBER 28, 2007
                  FILE NO. 001-10210


Dear Ms. Wray:

         In response to your letter, dated December 7, 2007, Tree Top Industries, Inc. (the "Company") has attached a copy of Amendment No. 1 to the Preliminary Information Statement on Schedule 14C, dated December 14, 2007, filed by the Company today, marked to show revisions from the original Preliminary Information Statement on Schedule 14C filed on November 28, 2007. The Company also makes the following responses to your comments:

         1. The Company has revised footnote 2 of the Security Ownership of Directors and Officers and Certain Beneficial Owners table on page 7 to include the names of the 20 shareholders who own the 68,000,000 shares of common stock over which Mr. Reichman has voting power. The members of the group owning at least 10% of the issued and outstanding common stock of the Company have indicated that they will file a beneficial ownership report.

         2. The Company has revised its discussion of the possible impact of its authorization of preferred stock and increase in authorized shares of common stock on page 2.

         3. The Company has no plans, proposals, or arrangements for the issuance of the shares that result from the authorization of a class of preferred stock and the increase in authorized shares of common stock, other than the issuance of shares pursuant to the exercise of authorized stock options, and has included a statement to this effect on page 2.


        233 WILSHIRE BOULEVARD, SUITE 820 SANTA MONICA, CALIFORNIA 90401
                TELEPHONE (310) 393-9992 FACSIMILE (310) 393-2004

U.S. SEC
Ms. Katherine Wray
December 14, 2007
Page 2 of 2




         4. The Company recently granted additional stock options to the members of its Board of Directors and has updated the table beginning on page 4 to reflect these additional stock option grants. There are no additional grants contemplated to be made under the stock option plan concurrent with the approval of the plan and a statement to this effect has been incorporated on page 6.

         Please direct any additional correspondence that you may have to the undersigned.


                                Very Truly Yours


                                /s/Mark J. Richardson

                                Mark J. Richardson



cc:      David Reichman, President of Tree Top Industries, Inc.